August 16, 2023

SUBMISSION VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Cannarella, Jenifer Gallagher,

John Coleman, Cheryl Brown,

and Laura Nicholson

Re:	Responses to the U.S. Securities and Exchange Commission

Staff Comments dated August 16, 2023 regarding

Foremost Lithium Resource & Technology Ltd.
Amendment No. 8 to Registration Statement on Form F-1
Filed August 9, 2023
File No. 333-272028

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the August 16, 2023 letter regarding the above-referenced Amendment No. 8 to the Registration Statement on Form F-1 (the “Registration Statement”) of Foremost Lithium Resource & Technology Ltd. (the “Company”, “we,” “our,” or “us”) filed on August 9, 2023. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is submitting via EDGAR an Amendment No. 6 to the Registration Statement, responding to the Staff’s comments and including certain other revisions and updates.

Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Our responses are as follows:

Amendment No. 8 to Registration Statement on Form F-1 filed August 9, 2023

Treatment of Pre-funded Warrants, page 126

Staff Comment No. 1

1.	We note your disclosure about the tax treatment of the Pre-funded Warrants, including that the Pre-funded Warrant should be treated as a separate class of your common shares for U.S. federal income tax purposes and a U.S. Holder of Pre-funded Warrants will not recognize gain or loss upon the exercise of a Pre-funded Warrant. Please attribute this representation of tax consequences to counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise why the tax consequences of your Pre-funded Warrants are not material to an investor.

Jason Barnard

Foremost Lithium Resource & Technology Ltd.

August 16, 2023

Please also update corresponding references to the estimate, as appear in the second paragraph on page 59 and the table on page 74, and provide any incremental disclosures that are necessary to address change in the estimate since the end of the prior fiscal year to comply with Items 1303(b)(3) and 1304(e) of Regulation S-K.

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure on page 126 to attribute the opinion to Dorsey & Whitney LLP. We have also revised Item 8 of the Form F-1 to include the tax opinion.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 330-8067, or Anthony Epps of Dorsey & Whitney LLP, our outside legal counsel at (303) 352-1109.

Sincerely,

Foremost Lithium Resource & Technology Ltd.

Jason Barnard

President and Chief Executive Officer

cc:	Anthony Epps, Esq.